UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

DATONE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 23816A 10 3
________________
(CUSIP Number)

Benjamin Tan Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor,
New York, NY10006
(212) 930 9700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 2008
__________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or  40.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Greenwich Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

AF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

New York, USA
	7	Sole Voting Power

		3,656,013
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		3,656,013
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,656,013
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

73.6%F
14	Type of Reporting Person

CO

Item 1.    Security and Issuer

                The title of the class of equity securities to which this statement relates to is shares of common stock of Datone, Inc.

                The principal executive offices of Datone, Inc., the Issuer,  is 7325 Oswego Road, Liverpool, NY13090

Item 2. Identity and Background

(a)	The name of the corporation filing this statement is Greenwich Holdings LLC.

(b)	The state of its organization is New York.

(c)	Its principal business is being a holding company.

(d)	During the last five years, Greenwich Holdings LLC. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Greenwich Holdings LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

    The Issuer is a former wholly-owned subsidiary of USIP.Com, Inc. (“USIP”).

    In connection with a reverse merger transaction on September 6, 2006 by USIP, in which USIP ultimately acquired all the issued and outstanding shares of American Eco-environment Corporation (“AEEC”) and consequently, the waste processing and environmental engineering businesses of AEEC’s subsidiaries located in the People’s Republic of China, the former holders of a majority of the USIP outstanding shares had agreed to take the steps necessary to effect a dividend of the shares of the Issuer by November 15, 2006 to all the shareholders of USIP as of the record date of August 24, 2006 (the “Spin-off”).

    Because the Spin-off did not occur, on June 20, 2007, USIP entered into a trust agreement with Carl Worboys (“Trustee”) to transfer all its shares in Datone, Inc. to the Trustee to hold such shares for the benefit of USIP shareholders as of August 24, 2006 until all the requirements for the Spin-off have been fulfilled, which includes the mailing of an information statement and the filing of a registration statement with the Securities and Exchange Commission in connection with the Spin-off.

    A registration statement on Form 10-SB was filed on February 1, 2008, which became automatically effective sixty days thereafter pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

    Greenwich Holdings LLC was a shareholder of USIP as of the record date of August 24, 2006 and accordingly, is entitled to receive a dividend of the shares of the Issuer.  No consideration was provided by Greenwich Holdings LLC for its shares of common stock of the Issuer.

Item 4. Purpose of Transaction

                Greenwich Holdings LLC received the securities of the Issuer as a result of the Spin-off as described in Item 3 above.

                Greenwich Holdings LLC does not presently have any plans or proposal which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of thosFe enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)	As of the date hereof, Greenwich Holdings LLC beneficially owns 3,656,013 shares of the Issuer’s common stock, which represents approximately 73.6% of the Issuer’s common stock.

(b)	Greenwich Holdings LLC directly owns the 3,656,013 shares of common stock and has the sole power to vote or to direct the vote with respect to the 3,656,013 shares referred to herein.

(c)
There have been no transaction in the class of securities on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by Greenwich Holdings LLC.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,656,013 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                None.

Item 7. Material to Be Filed as Exhibits

                None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2008	By:	/s/ Joseph C Passalaqua
Name: Joseph C Passalaqua
Title: Chief Executive Officer and Director